SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -------------------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 3)
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                 AMENDMENT NO. 3
                                       TO
                 SCHEDULE 13D OF CRANE CO. AND LTI MERGER, INC.
                      -------------------------------------
                           Liberty Technologies, Inc.
                            (Name of Subject Company)

                                    Crane Co.
                                LTI Merger, Inc.
                                    (Bidders)

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                    531281103
                      (CUSIP Number of Class of Securities)

                               Augustus I. duPont
                  Vice President, General Counsel and Secretary
                                    Crane Co.
                            100 First Stamford Place
                           Stamford, Connecticut 06902
                                 (203) 363-7223
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                 with a copy to:

                                Janice C. Hartman
                           Kirkpatrick & Lockhart LLP
                              1500 Oliver Building
                         Pittsburgh, Pennsylvania 15222
                                 (412) 355-6444
                       -----------------------------------

CUSIP NO. 531281103                                               PAGE 1 OF 2

                                     14D-1/A

1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Crane Co. (E.I.N.: 131952290)
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP                                                      (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                        [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON
            4,767,868
--------------------------------------------------------------------------------
8.    CHECK IF THE AGGREGATE AMOUNT IN ROW
      (7) EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
9.    PERCENT OF CLASS REPRESENTED BY AMOUNT
      IN ROW (7)
            95.1%
--------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON
            HC and CO
--------------------------------------------------------------------------------

CUSIP NO. 531281103                                               PAGE 2 OF 2

                                     14D-1/A

1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            LTI Merger, Inc.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP                                                        (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                          [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Pennsylvania
--------------------------------------------------------------------------------
7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON
            4,767,868
--------------------------------------------------------------------------------
8.    CHECK IF THE AGGREGATE AMOUNT IN ROW
      (7) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
9.    PERCENT OF CLASS REPRESENTED BY AMOUNT
      IN ROW (7)
            95.1%
--------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

      This Statement  amends and  supplements  (i) the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on August 14, 1998, as amended on August 26, 1998 and September 3, 1998 (as amended, the "Schedule 14D-1") by Crane Co., a Delaware corporation ("Crane"), and LTI Merger, Inc., a Pennsylvania corporation ("Purchaser"), with respect to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Liberty Technologies, Inc., a Pennsylvania corporation (the "Company"), including the associated Preferred Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, at a purchase price of $3.50 per Share, net to the seller in cash, and constitutes the final amendment to the Schedule 14D-1, and (ii) the Schedule 13D filed with the SEC by Crane on August 19, 1998, as amended on August 26, 1998 and September 3, 1998 (as amended, the "Schedule 13D"), with respect to Shares.

ITEM 6.      Interest in Securities of the Subject Company.

      On September 14, 1998, Crane announced that Purchaser accepted for payment all of the 4,737,868 Shares which were validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer (including 10,873 Shares tendered pursuant to Notices of Guaranteed Delivery). On September 16, 1998, Crane was notified by the Depositary that an additional 30,000 Shares were tendered pursuant to Notices of Guaranteed Delivery prior to the expiration of the Offer.

ITEM 11.      Material to be Filed as Exhibits.

      (a)(9)  Press release issued by Crane on September 14, 1998.

                                    SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1998
                                    CRANE CO.


                                    By: /s/ Augustus I. duPont
                                        --------------------------------
                                        Augustus I. duPont
                                        Vice President, General Counsel and
                                        Secretary



                                    LTI MERGER, INC.


                                    By: /s/ Augustus I. duPont
                                        --------------------------------
                                        Augustus I. duPont
                                        Treasurer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                                                  PAGE
------------------------------------------------------------------------------

      (a)   (1)  Offer to  Purchase,  dated  August  14,  1998.*
            (2)  Letter of Transmittal.*
            (3)  Notice of  Guaranteed  Delivery.*
            (4)  Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.*
            (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
            (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
            (7)  Text of Press  Release  issued by Crane  Co.  on August  12,
                 1998.*
            (8)  Summary Advertisement published on August 14, 1998.*
            (9)  Text of Press Release issued by Crane Co. on September 14,
                 1998.**
      (b)   Not applicable.
      (c)   (1)  Agreement and Plan of Merger, dated as of August 11, 1998 among
                 Crane Co., LTI Merger, Inc. and Liberty Technologies, Inc.*
            (2) Stock Option Agreement, dated as of August 11, 1998, between Liberty Technologies, Inc. and Crane Co.*
            (3) Form of Shareholder Agreement between Crane Co. and certain shareholders of Liberty Technologies, Inc.*
            (4) First Amendment to Amended and Restated Rights Agreement dated August 11, 1998 between Liberty Technologies, Inc. and StockTrans, Inc., as Rights Agent.*
      (d)   Not applicable.
      (e)   Not applicable.
      (f)   Not applicable.

      *Previously filed.
      **Filed herewith.

Exhibit (a)(9)

NEWS FROM CRANE

                                                           FOR IMMEDIATE RELEASE

               CRANE CO. CLOSES OFFER FOR LIBERTY TECHNOLOGIES BY
                     PURCHASING 94.5% OF OUTSTANDING SHARES

                  STAMFORD, CONNECTICUT - SEPTEMBER 14, 1998--

      Crane Co. (NYSE:CR) announced today that an aggregate of 4,737,868 shares of Liberty Technologies common stock was tendered (including 10,873 shares under guarantees of delivery) prior to the expiration of Crane's tender offer at midnight Friday, September 11, 1998, and that it had accepted and agreed to purchase all shares validly tendered and not withdrawn prior to that time. Crane intends to complete its acquisition of Liberty Technologies by means of a merger in which the remaining shares of Liberty Technologies will be converted into the right to receive $3.50 per share in cash.

      Crane is a diversified manufacturer of engineered industrial products.


                                      CRANE
            Crane Co. - 100 First Stamford Place - Stamford, CT 06902